UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

              For the transition period from  ____________  to  ____________

Commission file number 1-7297

              A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Birdsall, Inc. Retirement Savings Plan

                      B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Birdsall, Inc.
Retirement Savings Plan
(Employer Identification
No. 59-0715051 Plan No. 3)

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008 and
Supplemental Schedule Required for Form 5500
as of December 31, 2009, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Birdsall, Inc.
Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 18, 2010

Birdsall, Inc. Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2009	2008
Assets:
Participant-directed investments in Trust, at fair value	$64,451,614	$54,228,368

Receivables:
Employer contributions	22,276	417,874
Participant contributions	39,553	31,219
	61,829	449,093

Total assets	64,513,443	54,677,461

Liabilities - Operating payables	5,636	5,460

Net assets available for benefits, at fair value	64,507,807	54,672,001

Adjustment from fair value to contract value for the stable value fund	(538,633)	301,081

Net assets available for benefits	$63,969,174	$54,973,082

The accompanying notes are an integral part of these statements.

Birdsall, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31
	2009	2008
Investment activities:
Interest on participant loans	$92,241	$109,911
Dividends on Nicor Inc. common stock	213,037	205,689
Net change in market value of Nicor Inc. common stock	871,642	(693,533)
Distributions from stable value fund	715,666	879,903
Income from registered investment companies:
Distributions	709,388	1,064,136
Net investment gain/(loss):
Vanguard 500 Index Fund Investor Shares	2,201,012	(5,745,747)
Vanguard Balanced Index Investment Fund	965,971	(1,967,152)
Other registered investment companies	1,894,749	(4,921,888)
Other	550	1,197
Increase (decrease) in Plan net assets derived from investment activities	7,664,256	(11,067,484)

Contributions:
Participant	2,786,054	3,390,165
Employer	1,593,096	1,982,046
	4,379,150	5,372,211

Deductions:
Benefits paid to participants	2,955,541	3,403,467
Administrative expenses	91,773	89,708
	3,047,314	3,493,175

Net increase (decrease)	8,996,092	(9,188,448)

Net assets available for benefits at beginning of year	54,973,082	64,161,530

Net assets available for benefits at end of year	$63,969,174	$54,973,082

The accompanying notes are an integral part of these statements.

Birdsall, Inc. Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008
1. DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Tropical Shipping USA, LLC and employees of certain affiliated companies (collectively referred to as the “Company”). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the “Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Certain administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deductions that are partially matched by the Company. The Company may also contribute annual discretionary profit sharing awards, based on Company performance and allocated equally to eligible participants, which totaled $400,757 for the year ended December 31, 2008. The Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan. To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund (which invests primarily in Nicor Inc. common stock), 37 mutual funds and a stable value fund (the Vanguard Retirement Savings Trust (“VRST”), a fully benefit-responsive common/collective trust fund).

Participant accounts.  Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent. The interest rate remains fixed over the life of the loan.

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service or if the participant retires, becomes disabled or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated. If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2009 and 2008, the application of forfeitures reduced the Company’s contributions by $1,132 and $36,941, respectively, and at December 31, 2009 and 2008, the Plan had $58,170 and $44,638, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½,  receive either a lump sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period. For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

Suspensions and withdrawals.  A participant may suspend contributions and will continue to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The vested portion of the Company’s matching contributions and earnings thereon will not be distributed prior to termination of employment.

Plan termination.  The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan have been prepared under the accrual method of accounting except for benefits paid to participants which are recorded when paid.

Use of estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Subsequent events.  The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Risks and uncertainties.  The Plan utilizes various investment instruments, including Nicor Inc. (the Company’s ultimate parent) common stock, mutual funds and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Income recognition.  Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment valuation.  The Plan states its investments at fair value. The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis. The fair values of the respective investments of the Plan are determined as noted in Note 3 - Investments.

The stable value fund or VRST is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 3.3 percent and 3.7 percent at December 31, 2009 and 2008, respectively.  The average yield for this fund was 3.0 percent and 4.3 percent for the years ended December 31, 2009 and 2008, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value. Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of December 31, 2009, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

3. INVESTMENTS

The fair value of the Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2009	2008

Vanguard 500 Index Fund Investor Shares	$11,905,676	$9,119,144
Vanguard Balanced Index Investment Fund	7,038,293	5,621,483
Nicor Inc. common stock	4,609,035	3,869,240
VRST*	24,915,772	23,030,282

*At December 31, 2009 and 2008, the contract values of the VRST were $24,377,139 and $23,331,363, respectively.

When available and appropriate, the Plan uses quoted market prices in active markets to determine fair value and classifies such items within Level 1.  Securities not traded on an active market but for which observable market inputs are readily available are classified within Level 2.  The fair value of the Plan’s investments is categorized in the table below based upon the valuation inputs. There were no Level 3 inputs at December 31, 2009 and 2008.

		Significant
	Quoted prices in	observable
	active markets	inputs
	(Level 1)	(Level 2)	Total
December 31, 2009
Stable value fund	$-	$24,915,772	$24,915,772
Nicor Inc. common stock	4,609,035	-	4,609,035
Registered investment companies:
Bond funds	4,043,004	-	4,043,004
Balanced funds	8,368,283	-	8,368,283
Domestic stock funds	18,453,089	-	18,453,089
International stock funds	2,483,228	-	2,483,228
Participant loans	-	1,579,203	1,579,203
	$37,956,639	$26,494,975	$64,451,614

December 31, 2008
Stable value fund	$-	$23,030,282	$23,030,282
Nicor Inc. common stock	3,869,240	-	3,869,240
Registered investment companies:
Bond funds	4,339,979	-	4,339,979
Balanced funds	5,839,734	-	5,839,734
Domestic stock funds	13,607,198	-	13,607,198
International stock funds	2,006,158	-	2,006,158
Participant loans	-	1,535,777	1,535,777
	$29,662,309	$24,566,059	$54,228,368

The stable value fund, or VRST, invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds. Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any. The overall fair value of the stable value fund is based on significant observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange and are classified within Level 1.

Registered investment companies include actively-traded mutual funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Trust at year-end and are classified within Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings. Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.

Participant loans are valued at the total outstanding loan balance, which approximates fair value. The overall fair value of the participant loans is based on significant observable inputs and is classified within Level 2.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC. VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2009 and 2008, the Plan held 109,344 and 111,220 shares, respectively, of common stock of Nicor Inc. with a cost basis of $4,132,231 and $4,226,638, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $213,037 and $205,689, respectively, related to Nicor Inc. common stock.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related Trust were tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has since been amended; however, Plan management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. RECONCILIATION TO FORM 5500

The following is a reconciliation of the net increase per the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31:

2009

Net increase per the financial statements	$8,996,092
Adjustment from fair value to contract value for the stable value fund	538,633
Net income per Form 5500	9,534,725

Birdsall, Inc. Retirement Savings Plan
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of Issue, Borrower or Similar Party	Description of Investment	Current Value

(A)	Nicor Inc.	Common stock at $2.50 par value	$4,609,035
(A)	Participant loans	Participant loans earning interest from 4.25%–9.50%, maturing from 2010 to 2014	1,579,203
	AIM Constellation Fund, A Shares	Registered investment company	45,109
	AIM Dynamics Fund	Registered investment company	273,322
	American Century Int’l Growth	Registered investment company	1,521,523
	American Century Equity Growth	Registered investment company	171,293
	Columbia Acorn Int’l Fund	Registered investment company	49,545
	Columbia Acorn USA Fund	Registered investment company	1,025,291
	Davis New York Venture	Registered investment company	1,119,136
	Fidelity Blue Chip Growth Fund	Registered investment company	271,085
	Janus Investment Fund	Registered investment company	285,195
	Managers Special Equity Fund	Registered investment company	1,446,882
(A)	Vanguard 500 Index Inv Fund	Registered investment company	11,905,676
(A)	Vanguard Asset Allocation Fund	Registered investment company	356,186
(A)	Vanguard Balanced Index Fund	Registered investment company	7,038,293
(A)	Vanguard Devel Mkts Index Fund	Registered investment company	912,160
(A)	Vanguard GNMA Investors Shares	Registered investment company	517,669
(A)	Vanguard Growth Equity Fund	Registered investment company	508,048
(A)	Vanguard Growth Index Inv Shares	Registered investment company	233,723
(A)	Vanguard LifeStrategy Growth Fund	Registered investment company	779
(A)	Vanguard LifeStrategy Income Fund	Registered investment company	996
(A)	Vanguard LifeStrategy Mod Growth	Registered investment company	7,473
(A)	Vanguard LT Treasury Inv Shares	Registered investment company	755,451
(A)	Vanguard Mid-Cap Value Index Inv Shares	Registered investment company	114,357
(A)	Vanguard PRIMECAP Fund	Registered investment company	870,731
(A)	Vanguard Prime Money Mkt	Registered investment company	73,215
(A)	Vanguard Sm-Cap Value Index	Registered investment company	110,026
(A)	Vanguard Tgt Retirement 2005 Fund	Registered investment company	2
(A)	Vanguard Tgt Retirement 2010 Fund	Registered investment company	116,595
(A)	Vanguard Tgt Retirement 2015 Fund	Registered investment company	134,381
(A)	Vanguard Tgt Retirement 2020 Fund	Registered investment company	428,322
(A)	Vanguard Tgt Retirement 2025 Fund	Registered investment company	95,840
(A)	Vanguard Tgt Retirement 2030 Fund	Registered investment company	81,644
(A)	Vanguard Tgt Retirement 2035 Fund	Registered investment company	14,758
(A)	Vanguard Tgt Retirement 2040 Fund	Registered investment company	61,630
(A)	Vanguard Tgt Retirement 2045 Fund	Registered investment company	26,273
(A)	Vanguard Tgt Retirement 2050 Fund	Registered investment company	4,228

Birdsall, Inc. Retirement Savings Plan
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009 (Continued)

	Identity of Issue, Borrower or Similar Party	Description of Investment	Current Value

(A)	Vanguard Target Retirement Income	Registered investment company	883
(A)	Vanguard Total Bond Market Ind	Registered investment company	2,769,884
(A)	Vanguard Retirement Savings Trust	Stable value fund	24,915,772

	TOTAL		$64,451,614

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Birdsall, Inc. Retirement Savings Plan

Date: June 18, 2010	/s/ VAN KENT
Van Kent
Assistant Vice President Human Resources,
Tropical Shipping USA, LLC

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm – Birdsall, Inc. Retirement Savings Plan